December 20, 2013

John Cash
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Hybrid Coating Technologies, Inc.
Form 10-K for the Year ended December 31, 2012
Filed April 16, 2013
Form 10-K/A for the Year ended December 31, 2012
Filed December 9, 2013
File No. 0-53459

Dear Mr. Cash:

This letter is being sent to you in response to the Staff letter dated December 16, 2013. In our responses set forth below, we have numbered the paragraphs from the Commission’s letter consecutively.

For your convenience, we have repeated each comment immediately prior to our response below.

Form 10-K/A for the Year Ended December 31, 2012

Exhibits 31-Certifications

1.              We have reviewed your response to prior comment two from our letter dated October 29, 2013. We note that you continue to omit “…of internal control over financial reporting…” from paragraph 5 of your Section 302 certifications presented in Exhibit 31 of your Forms 10-K/A and 10-Q/A. In future filings, please ensure you revise your certifications to conform to the exact wording presented in Item 601(b)(31) of Regulation S-K.

RESPONSE: We will ensure, on a forward moving basis, that our certifications conform to the exact wording presented in Item 601(b)(31) of Regulation S-K.

Exhibit 32- Certifications

2.                  We note the Section 906 certification included in your Form 10-K/A#2 discloses that your annual report on Form 10-K for the year ended December 31, 2011 fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended. In an amended Form 10-K/A, please revise this certification to refer to your annual report on Form 10-K/A for the year ended December 31, 2012.

RESPONSE: We have amended our Section 906 certification to refer to the year ended December 31, 2012, in an amended Form 10K/A we are filing.

Additionally, the Company understands that it is responsible for the adequacy and accuracy of all disclosures made in the filing being re-filed hereunder. Furthermore the Company is fully aware that staff comments or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense in the event of any proceeding initiated against the Company by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/: Joseph Kristul
Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.